08027730

RECEIVED

2008 FEB 28 AM 7:21

SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden

SEC FILE NUMBER
8- 51622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH Enterprises, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. Northfield Drive, Suite 100
(No. and Street)

Brownsburg, (City) IN (State) 46112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Heinekamp (317) 852-8184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
(Name — *if individual, state last, first, middle name*)

8465 Keystone Crossing, Ste 195 (Address) Indianapolis, (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Steve Heinekamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH Enterprises, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

Notary Public

Kimberly J. Denny
Notary Public
Hendricks County, IN
My Comm Exp: 10/28/2015

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.
FINANCIAL STATEMENT

DECEMBER 31, 2007

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder
SCH Enterprises, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of SCH Enterprises, Inc. as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of SCH Enterprises, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

Price & Gartrell, P.C.

January 10, 2008

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Frank T. Crislip Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

SCH ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	12,532
Accounts receivable		3,316
Total assets	$	15,848

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities - payroll taxes	$	3,872
Stockholder's equity:		
Common stock, authorized, 1,000 shares no par, issued and outstanding 250 shares		9,500
Retained earnings		2,476
Total stockholder's equity		11,976
Total liabilities and stockholder's equity	$	15,848

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE		
Sales commission	$	426,896
Interest income		368
		427,264
EXPENSES		
Compensation and benefits		40,400
Professional fees		3,827
Occupancy (net of sharing agreement)		8,800
Administrative expenses		68,918
		121,945
NET INCOME BEFORE OTHER INCOME		305,319
OTHER INCOME		
GAIN ON SALE OF STOCK		30,400
NET INCOME	$	335,719

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings
Balance at January 1, 2007	$ 9,500	$ 18,457
Net income		335,719
Dividends paid		(351,700)
Balance at December 31, 2006	$ 9,500	$ 2,476

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Opening activities		
Net income	$	335,719
Adjustments to reconcile net income to cash provided by operating activities:		
Gain on sale of stock		(30,400)
Decrease in accounts reveivable		7,921
Increase in payroll tax liabilities		1,708
Cash provided by operating activities		314,948
Investing activities		
Proceeds from sale of stock		35,000
Financing activity		
Dividends paid		(351,700)
Decrease in cash		(1,752)
Cash at beginning of year		14,284
Cash at end of year	$	12,532

See accompanying notes to financial statements.

SCH ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

SCH Enterprises, Inc. (the "Company") was organized and incorporated on April 1, 1999, and is engaged in and doing business as a $5,000 broker-dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected to be treated to an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with his personal income and deductions to determine taxable income on his individual tax returns. The election continues unless the Company becomes disqualified or until the election is revoked voluntarily. The Company has been an S Corporation since inception and therefore is not subject to the built-in gains tax on the sale of any of its assets.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $ 11,976 which was $ 6,976 in excess of its required net capital of $5,000. The Company's net capital ratio was .323 to 1.

3. LEASES

The Company is obligated under an operating lease for its office facilities. Rent expense for 2007 was $ 8,800 (net of expense sharing agreement). This is a five-year commitment which expires December 31, 2008.

2008	8,800
	$ 8,800

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Total shareholder's equity qualified for net capital	$ 11,976
Net capital	$ 11,976

SCH ENTERPRISES, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Aggregate indebtedness	
Included in statement of financial condition	
Payroll tax liabilities	$ 3,872
Computation of basis net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 258
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 6,976
Excess net capital at 1,000%	$ 11,589
Ratio: aggregate indebtedness to net capital	.323 to 1

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Reconciliation with company's computation
(included in Part IIA of Form X-17A-5
as of December 31, 2007)

Net capital, as reported in company's part IIA (unaudited) FOCUS report as amended	$	11,976
Net capital	$	11,976

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
SCH Enterprises, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of SCH Enterprises, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Stephen D. Price, C.P.A. Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A. Jason C. Lowe, C.P.A.
8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and isnot intended to be and should not be used by anyone other than these specified parties.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 15, 2008

END